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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

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                                                                 SEC FILE NUMBER
                                                                      1-13778
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                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                 (Check One):

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                                                                   CUSIP NUMBER
                                                                    71941S-10-1
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                [_] Form 10-K    [_] Form 20-F    [_] Form 11-K
                        [X] Form 10-Q    [_] Form N-SAR


     For Period Ended:      March 31, 1999
                      ----------------------------------------------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -------------------------------------


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Physicians Resource Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

14800 Landmark Blvd., Suite 500
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Address of Principal Executive Office (Street and Number)

Dallas, Texas 75240
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City, State and Zip Code
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Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[_] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]  (c)  The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.


Part III - Narrative

     Physicians Resource Group, Inc. (the "Company") will not file its Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (the "10-Q") with the Securities and Exchange Commission on a timely basis. The Company's inability to file the 10-Q on a timely basis results primarily from a lack of adequate financial information from certain affiliated practices which are involved in disputes with the Company. The Company is attempting to address these problems. However, the Company's ability to obtain the information it needs to prepare the required financial statements depends on the cooperation of affiliated practices with which the Company has disputes. As a result, the Company's ability to prepare the financial statements is not within its control.


Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

         Michael Yeary               (713)                      629-5777
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            (Name)                (Area Code)              (Telephone Number)

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(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [_]  Yes    [X]  No

     The Company has not yet filed with the Securities and Exchange Commission the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                            [X]  Yes    [_]   No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        Physicians Resource Group, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 1999               By:  /s/ D MEYER
                                    --------------------------------------------
                                         David Meyer
                                         Chairman of the Board

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Part IV - Attachment

     To the extent not recorded in prior period financial statements yet to be finalized by the Company, material pre-tax charges may be recorded for the quarter ended March 31, 1999 for, among other things, the impairment of certain assets associated with affiliated practices that have instituted legal proceedings against the Company and receivable balances from other affiliates. At this time, the Company cannot predict the amount of any such charges because of delays resulting from the lack of adequate financial information from certain affiliated practices which have been involved in disputes with the Company and the amount of any such charges that may be recorded in prior period financial statements not yet reported upon.

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